SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

THROUGH August 22, 2002

(Commission File No. 001-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __x__ Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRTO3: R$8.70/1,000 shares
BRTO4: R$11.40/1,000 shares
BTM: US$11.60/ADR
MARKET CAPITALIZATION: R$5,488 MILLION
Closing price as of August 8, 2002

Brasil Telecom S.A.

Consolidated Earnings Release

Second Quarter 2002

Non-audited

Brasília, August 9th, 2002.

COMPANHIA NÍVEL 1 MERCADO BOVESPA • BRASIL

BrasilTelecom

BTM LISTED NYSE

Brasil Telecom

TABLE OF CONTENTS

BrasilTelecom

Brasil Telecom S.A.

Brasil Telecom S.A. announces 2Q02 consolidated results

Brasília, August 9, 2002 - **Brasil Telecom S.A. (BOVESPA: BRTO3/ BRTO4; NYSE: BTM)** announces its consolidated results for the second quarter of 2002 (2Q02). **The consolidation** was elaborated in accordance with CVM Instruction nº 247/96 and **includes the performance of BrT Internet Services S.A. (BrTSI) - wholly owned subsidiary of Brasil Telecom S.A.**

HIGHLIGHTS OF THE RESULTS

✓ **Plant** - At the end of 2Q02, **Brasil Telecom's installed plant** reached 10,505 thousand lines, stable in comparison to the plant observed at the end of 1Q02. **Lines in service (LIS)** reached 8,940 thousand at the end of 2Q02, 1.0% above 1Q02, contributing for the growth in the **utilization rate**, which reached 85.1% at the end of June, 0.3 p.p. above 1Q02.

✓ **ADSL lines -** At the end of 2Q02, Brasil Telecom reached 101.5 thousand **ADSL lines sold**, a growth of 84,3 thousand lines compared to 2Q01. Comparing to 1Q02, the growth was 55.9%. Considering the number of **ADSL lines installed**, the Company reached 89.8 thousand, which represents the highest **ratio installed/sold** since the beginning of the year: 88.5%.

✓ **Net revenues** in the 2Q02 totaled R$1,737.9 million, a growth of 6.1% in comparison to 1Q02. When compared to 2Q01 net revenues grew 14.0%. **Net revenues/Avg. LIS/Month** grew 4,3% in the 2Q02 to R$65.1.

✓ **Higher market share -** In the 2Q02, Brasil Telecom had 86.4% average market share in the intra-sector DLD segment and 72.8% in the intra-region, representing gains of 1.6 p.p. and 1.3 p.p., respectively, compared to 1Q02 average.

✓ **Data communication revenues** in the 2Q02 reached R$117.2 million, 13.4% above 1Q02, representing 4.9% of total gross revenues. When compared to 2Q01, data communication revenues grew 44.4%.

✓ **Losses with accounts receivable** amounted to R$65.8 million in the 2Q02, representing 2.7% of gross revenues. This ratio represents a drop of 0.2 p.p. in comparison to 1Q02 and can be attributed to the actions implemented by Brasil Telecom targeting the recovery of losses and the reduction of bad debt.

✓ **EBITDA** - In the 2Q02, EBITDA reached R$826.8 million, 12.1% above the R$737.7 million posted in the 1Q02, growth that was fueled by the increase in revenues and costs control. **EBITDA margin** reached 47.6%, increasing 2.5 p.p. compared to 1Q02. **EBITDA/Avg. LIS/Month** reached R$31, a growth of 10.2% over 1Q02.

✓ **Consolidated net debt** (excluding inter-company loan and debenture with the controlling company) of R$2,438.8 million in 2Q02, representing a **financial leverage** of 35,4%. **Dollar denominated debt** amounted to R$294.2 million at the end of 2Q02. Brasil Telecom had **hedge** mechanism for 38.3% of that debt, being all debt maturing up to December 2003 hedged against foreign exchange variation. At the end of June, the **debt average cost** was 15.82% and the **average term** was approximately 58 months.

✓ **Productivity** of 1,460 LIS/employee at the end of 2Q02, compared to 1,247 (+17.1%) in 1Q02. The higher productivity ratio in the quarter was a result of the higher number of lines in service combined with a net reduction of 979 employees. During 2Q02, gross employee reduction reached 1,240, generating **lay-off expenses** of R$3.1 million and **unemployment compensation** of R$14.9 million, accounted for as personnel expenses.

BrasilTelecom

CONSOLIDATED INCOME STATEMENT

Table 1: Consolidated Income Statement (R$ Million)

	2Q01	1Q02	2Q02	Var. Quarter	Var. 12 Months
GROSS REVENUES	**2,104.3**	**2,267.2**	**2,412.2**	**6.4%**	**14.6%**
Local Service	904.7	971.2	976.8	0.6%	8.0%
Public Telephony	96.1	79.3	88.8	12.0%	-7.6%
Long Distance Service	258.4	303.8	354.7	16.8%	37.3%
Fixed-Mobile Calls	450.2	489.0	544.4	11.3%	20.9%
Interconnection	195.1	186.7	195.8	4.9%	0.4%
Lease of Means	50.3	72.2	57.1	-20.8%	13.5%
Data Communication	81.2	103.3	117.2	13.4%	44.4%
Supplementary and Value Added Services	58.5	56.1	70.7	26.1%	20.9%
Other	9.7	5.7	6.6	15.5%	-32.8%
Deductions	(579.3)	(628.6)	(674.3)	7.3%	16.4%
NET REVENUES	**1,524.9**	**1,638.5**	**1,737.9**	**6.1%**	**14.0%**
COSTS & OPERATING EXPENSES	**(986.7)**	**(900.8)**	**(911.2)**	**1.1%**	**-7.7%**
Personnel	(123.8)	(106.0)	(108.5)	2.3%	-12.4%
Materials	(27.8)	(20.8)	(24.5)	18.2%	-11.8%
Subcontracted Services	(259.6)	(261.3)	(275.0)	5.3%	6.0%
Interconnection	(311.4)	(353.8)	(383.6)	8.4%	23.2%
Advertising & Marketing	(30.7)	(31.7)	(23.3)	-26.6%	-24.0%
Provisions & Losses	(124.6)	(83.3)	(74.8)	-10.2%	-40.0%
Lay-offs	(8.6)	-	(3.1)	N/A	-63.6%
Other	(100.2)	(43.9)	(18.3)	-58.4%	-81.8%
EBITDA	**538.2**	**737.7**	**826.8**	**12.1%**	**53.6%**
Depreciation & Amortization	(462.6)	(482.2)	(490.8)	1.8%	6.1%
OPERATING PROFIT BEFORE FINANCIAL RESULT	**75.6**	**255.5**	**336.0**	**31.5%**	**344.2%**
Financial Results	(55.0)	(205.8)	(198.6)	-3.5%	261.1%
Financial Revenues	52.5	26.2	59.7	128.1%	13.6%
Financial Expenses	(107.5)	(151.9)	(218.3)	43.7%	103.0%
Interest on Shareholders' Equity	-	(80.1)	(40.0)	-50.0%	N/A
OPERATING PROFIT AFTER FINANCIAL RESULT	**20.7**	**49.8**	**137.4**	**176.2%**	**565.4%**
Non-Operating Revenues/Expenses	(43.3)	(41.9)	(32.6)	-22.2%	-24.7%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%
Other	(12.3)	(10.9)	(1.6)	-85.5%	-87.1%
EARNINGS BEFORE INCOME TAXES AND SOCIAL CONTRIBUTION	**(22.6)**	**7.9**	**104.8**	**1235.0%**	**N/A**
Income Tax and Social Contribution	8.6	(13.4)	(44.7)	234.0%	N/A
EARNINGS BEFORE PROFIT SHARING	**(14.1)**	**(5.5)**	**60.1**	**N/A**	**N/A**
Profit Sharing	(19.2)	(10.4)	(9.5)	-9.3%	-50.7%
EARNINGS BEFORE REVERSION OF INTEREST ON SHAREHOLDERS' EQUITY	**(33.3)**	**(16.0)**	**50.6**	**N/A**	**N/A**
Reversion of Interest on Shareholders' Equity	-	80.1	40.0	-50.0%	N/A
NET EARNINGS	**(33.3)**	**64.1**	**90.6**	**41.4%**	**N/A**
Goodwill Amortization	31.0	31.0	31.0	0.0%	0.0%
NET EARNINGS ADJUSTED BY GOODWILL AMORTIZATION	**(2.3)**	**95.1**	**121.6**	**27.9%**	**N/A**
Net Earnings/(Losses)/1,000 shares - R$	(0.06)	0.12	0.17	39.8%	N/A
Net Earnings/(Losses)/ADR - US$	-	0.16	0.18	15.3%	N/A

BrasilTelecom

OPERATING PERFORMANCE

PLANT

Table 2: Plant

	2Q01	1Q02	2Q02	Var. Quarter	Var. 12 Month
Lines Installed (Thous.)	**9.838**	**10.442**	**10.505**	**0,6%**	**6,8%**
Additional Lines Installed (Thous.)	457	427	63	-85,3%	-86,2%
Lines in Service - LIS (Thous.)	**8.211**	**8.855**	**8.940**	**1,0%**	**8,9%**
Residential	*5.921*	*6.489*	*6.529*	*0,6%*	*10,3%*
Non-Residential	*1.520*	*1.538*	*1.530*	*-0,5%*	*0,7%*
Other (Including PBX)	*770*	*828*	*881*	*6,4%*	*14,4%*
Additional LIS (Thous.)	395	217	85	-60,8%	-78,5%
Average LIS (Thous.)	8.013	8.746	8.897	1,7%	11,0%
LIS/100 Inhab.	**20,7**	**22,0**	**22,0**	**0,4%**	**6,7%**
Utilization Rate	**83,5%**	**84,8%**	**85,1%**	**0,3 p.p.**	**1,6 p.p.**
Public Telephones (Thous.)	**260,2**	**290,3**	**290,6**	**0,1%**	**11,7%**
Public Telephones/1,000 Inhab.	6,5	7,2	7,2	-0,4%	9,5%
Public Telephones/100 Lines Installed	2,64	2,78	2,77	-0,5%	4,6%
Digitization Rate (%)	**96,0%**	**98,3%**	**98,7%**	**0,4 p.p.**	**2,7 p.p.**

Additional Lines Installed

The addition of 63 thousand lines installed in 2Q02, compared to 427 thousand in the previous quarter, is due to the fact that, **in the 1Q02 Brasil Telecom concentrated its efforts in increasing the capillarity of its network,** necessary to meet the current parameters defined in the Concession Contract of Universalization Goals (PGMU): activation of lines within a maximum of 4 weeks and change of address within the maximum of 3 days. The future growth of the plant installed will depend on demand attendance and on meeting universalization and quality goals, established in the concession contracts, **considering that since December 2001 there was no waiting list. At the end of June, Brasil Telecom had 40.3 thousand ongoing orders.**

Graph 1: Plant



11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
100%
80%
60%
40%
20%
0%
83.5%
84.8%
86.3%
84.8%
85.1%
9,838
9,864
10,015
10,442
10,505
8,211
8,368
8,638
8,855
8,940
2Q01
3Q01
4Q01
1Q02
2Q02
Lines in Service - LIS (Thous.)
Lines Installed (Thous.)
Utilization Rate

Additional Lines in Service

The 85 thousand additional lines in service resulted from the 490 thousand new lines activated (-8.9% compared to 1Q02) **combined with the 405 thousand lines cancelled** (+26.2% compared to 1Q02) **during 2Q02.**

Graph 2: Activations and Cancellations (Thousand)



800
700
600
500
400
300
200
100
0
770
374
548
392
642
372
538
321
490
405
2Q01
3Q01
4Q01
1Q02
2Q02
Gross Additions
Cancellations

ADSL

At the end of the 2Q02, **Brasil Telecom reached the mark of 101.5 thousand ADSL accesses sold,** which represented **an increase of 55.9% in relation to the 1Q02.** Therefore, Brasil Telecom became **the number two broadband operator in Latin America.**

Graph 3: ADSL Accesses (thousand)



120.0
100.0
80.0
60.0
40.0
20.0
-
91%
89%
87%
85%
83%
81%
79%
77%
75%
86%
84%
85%
84%
89%
17.2
14.8
25.8
21.7
40.6
34.4
65.1
54.8
101.5
89.8
2Q01
3Q01
4Q01
1Q02
2Q02
Sold
Installed
Installed/Sold

QUALITY GOALS

Table 3: Quality Goals Achieved



35
30
25
20
15
10
5
0
34
34
35
34
34
35
35
33
33
32
33
35
35
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan/02
Feb
Mar
Apr
May
Jun

Quality Goals

In the months of May and June 2002, Brasil Telecom met all 35 quality goals. In the month of April, the Company did not meet two goals:

- Address change in up to 24 hours for non-residential customers - due to the implementation of a new Activities Management System in the Rio Grande do Sul branch.
- Public Utilities Service Providers Repair Response in up to 2 hours - due to failure on the Tropico RA switch in Aquidauana, in the Mato Grosso do Sul branch, which occurred due to loss of signal between processors.

TRAFFIC

Table 4: Traffic

	2Q01	1Q02	2Q02	Var. Quarter	Var. 12 Month
Billed Local Pulses (Million)	**3.455**	**3.153**	**3.425**	8,6%	-0,9%
DLD Minutes (Million)	**1.399**	**1.646**	**1.923**	**16,8%**	**37,4%**
Fixed-Mobile Minutes (Million)	**961**	**1.023**	**1.086**	**6,2%**	**13,1%**
Billed Pulses/Avg LIS/Month	143,7	120,2	128,3	6,8%	-10,7%
DLD Minutes/Avg LIS/Month	58,2	62,7	72,0	14,8%	23,8%
Fixed-Mobile Minutes/Avg LIS/Month	40,0	39,0	40,7	4,4%	1,8%
Local Minutes+DLD/Avg LIS/Month	342,7	317,6	324,3	2,1%	-5,4%

Billed Local Pulses

The increase of 8.6%, in the 2Q02, in comparison to the 1Q02, is due mainly to the to the higher average lines in service, to the greater number of business days and to the seasonal effect of the 1Q02 (reduced traffic due to vacations).

DLD Traffic

The 16.8% increase in DLD traffic in the 2Q02 is attributed to the result of the advertising campaigns, to the higher average lines in service and to the greater number of business days.

Brasil Telecom launched two advertising campaigns during the 2Q02, with the goal of promoting the carrier selection code – "CSP 14". The first campaign, which occurred in the beginning of the quarter, reinforced the attribute "it's from here". The second campaign, which occurred in the end of the quarter, concentrated in regaining and strengthening the image of the 14 as the "code from here", in order to protect the market share of the company, while anticipating the entrance of new competitors.

The success obtained by the advertising campaigns can be verified by the increase of 1.6 p.p. and 1.3 p.p. in the intra-region and intra-sector market shares respectively, in the 2Q02.

Graph 4: DLD Market Share


90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
66.0%
82.7%
66.3%
82.0%
68.5%
83.4%
71.2%
85.1%
72.8%
86.4%
2Q01
3Q01
4Q01
1Q02
2Q02
Intra-regional (average)
Intra-sector (average)

Fixed-Mobile Traffic

The fixed-mobile traffic increased 6.2% in the 2Q02 over the 1Q02, due to the higher average lines in service and to the greater number of business days.

Graph 5: Fixed-Mobile Minutes Breakdown (Millions)



1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
-
45.0
42.5
40.0
37.5
35.0
32.5
30.0
9
66
40.0
886
10
73
39.6
903
10
74
42.1
990
10
74
39.0
938
12
95
40.7
979
2Q01
3Q01
4Q01
1Q02
2Q02
VC-1
VC-2
VC-3
Fixed-Mobile Minutes/Avg LIS/Month (right axis)

BrTurbo Portal

BrT Servicos de Internet S.A., a wholly owned subsidiary of Brasil Telecom, launched the BrTurbo Portal, an Internet Service Provider specialized in broadband content. The Brturbo client has additional e-mail accounts and 150MB of disc space to host files such as videos, music, pictures, photographs, personal folders and html pages. **At the end of the 2Q02, Brturbo had 56 thousand subscribers, out of which 35 thousand were Brasil Telecom's ADSL clients.**

The traffic generated by the portal corresponds to 50% of all IP traffic of Brasil Telecom's network. Out of that traffic, 65% are generated by users located outside Region II, proving the quality of the portal's content.

The content's quality is crucial, since it avoids the increase in costs from the use of other operators' band. Each time that a user gets content outside Brasil Telecom's network, the company needs another operator to carry this IP traffic.

iBEST

With the objective of incrementing the traffic in the Brasil Telecom network, the BrTSI subsidiary established a commercial partnership with iBEST, a portal that offers free internet access, acquiring a minority stake of approximately 13% of the total capital of the Portal. **In May 2002, BrTSI exercised the purchase option of the portal's control, increasing its stake to 71.6% of the voting capital and 43.5% of the total capital.**

At the end of the 2Q02, the iBEST Portal had 1.3 million registered users, of which 782 thousand were added in the 2Q02. In the 2Q02, the Portal recorded a total of approximately 1 billion minutes of connection.

BrasilTelecom

TARIFFS

Tariffs readjustment

Anatel authorized the tariffs readjustment for Brasil Telecom's concession contract, which led to **an average increase of 8.30% in the local services basket, and an average increase of 4.97% in the long distance basket.** Listed below are the maximum average tariffs authorized for Brasil Telecom, which became effective on June 28, 2002, in the states of Paraná, Goiás, Rio Grande do Sul (except Pelotas) and in Distrito Federal. In the states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Santa Catarina and in the city of Pelotas, these tariffs became effective on June 29, 2002.

Table 5: Local Services (in R$)

	Previous Tariff[1]	New Tariff[1]	
Installation fee	25.93	23.63	-8.84%
Residential Monthly Fee	16.60	18.92	14.00%
Non-residential Monthly Fee	24.64	24.78	0.58%
PBX Monthly Fee	28.35	24.69	-12.91%
Local Pulse	0.07062	0.07624	7.95%
Address Change	74.72	81.74	9.40%
Public Telephone Credit	0.075	0.081	8.00%
Local Basket			**8.30%**

[1] Tariffs net of taxes, in exception of Public Telephone Credit Tariff.

Table 6: DLD Service (in R$)

	Previous Tariffs[1]			
				Super Reduced
DC	0,03390	0,06784	0,01694	0,00846
D1	0,07951	0,15903	0,03975	0,01986
D2	0,13253	0,23334	0,06625	0,03311
D3	0,17499	0,27025	0,09938	0,04968
D4	0,23334	0,35775	0,13253	0,06625

[1] Tariffs net of taxes.

	Readjusted Tariffs[1]			
				Super Reduced
DC	0,03390	0,06784	0,01694	0,00846
D1	0,08350	0,16701	0,04174	0,02085
D2	0,13918	0,24505	0,06957	0,03477
D3	0,18377	0,28382	0,10437	0,05217
D4	0,24505	0,37571	0,13918	0,06957

[1] Tariffs net of taxes.

Brasil Telecom

Table 7: Timetable for DLD Service

	[illegible]	[illegible]	[illegible]	Super Reduced
Working Days	7 am to 9 am 12 pm to 2 pm 6 pm to 9 pm	9 am to 12 pm 2 pm to 6 pm	6 am to 7 am 9 pm to 12 am	12 am to 6 am
Saturdays	7 am to 2 pm		6 am to 7 am 2 pm to 12 am	12 am to 6 am
Sundays and Holidays			6 am to 12 am	12 am to 6 am

FINANCIAL PERFORMANCE

REVENUES

Brasil Telecom's strategy to diversify products and services by means of innovative solutions, mainly in data communications and value-added services, was verified during the 2Q02, with the launching of VPN Simples, a pioneer product offered by BrTSI.

The service, activated on April 2, 2002, permits the interconnection of addresses in different locations of the country or of the world, using any telecommunications operator that offers ADSL lines.

Table 8: Consolidated Gross Operating Revenue (R$ Million)

	2Q01	1Q02	2Q02	Var. Quarter	Var. 12 Months
GROSS REVENUES	**2,104.3**	**2,267.2**	**2,412.2**	**6.4%**	**14.6%**
Local Service	*904.7*	*971.2*	*976.8*	*0.6%*	*8.0%*
Installation	23.4	11.1	8.6	-22.5%	-63.2%
Basic Subscription	508.2	629.7	616.6	-2.1%	21.3%
Measured Service	341.3	302.2	321.1	6.3%	-5.9%
Lease of Lines	2.2	1.9	1.5	-21.1%	-30.5%
Other	29.7	26.4	29.0	9.8%	-2.4%
Public Telephony	*96.1*	*79.3*	*88.8*	*12.0%*	*-7.6%*
Long Distance Service	*258.4*	*303.8*	*354.7*	*16.8%*	*37.3%*
Intra-Sector	193.2	229.5	270.3	17.8%	39.9%
Intra-Region	65.1	74.1	84.3	13.8%	29.5%
Fixed-Mobile Calls	*450.2*	*489.0*	*544.4*	*11.3%*	*20.9%*
VC1	389.4	413.6	450.0	8.8%	15.6%
VC2	53.2	64.9	82.9	27.7%	55.7%
VC3	7.5	10.5	11.5	9.5%	52.5%
Interconnection	*195.1*	*186.7*	*195.8*	*4.9%*	*0.4%*
Fixed - Fixed	153.1	143.8	152.5	6.1%	-0.4%
Cellular - Fixed	42.0	42.9	43.3	0.9%	3.1%
Lease of Means	*50.3*	*72.2*	*57.1*	*-20.8%*	*13.5%*
Data Communication	*81.2*	*103.3*	*117.2*	*13.4%*	*44.4%*
Supplementary and Value Added Services	*58.5*	*56.1*	*70.7*	*26.1%*	*20.9%*
Other	*9.7*	*5.7*	*6.6*	*15.5%*	*-32.8%*
Deductions	(579.3)	(628.6)	(674.3)	7.3%	16.4%
NET REVENUES	**1,524.9**	**1,638.5**	**1,737.9**	**6.1%**	**14.0%**

Graph 6: Gross Revenue Breakdown


1Q02
R$2,267 Million
Supplementary and Value-Added Services 2,5%
Data Communication 4,6%
Other 0,3%
Lease of Means 3,2%
Interconnection 8,2%
Local Service 42,8%
Fixed-Mobile Calls 21,6%
Long Distance 13,4%
Public Telephony 3,5%
2Q02
R$2,412 Million
Supplementary and Value-Added Services 2.9%
Data Communication 4.9%
Other 0.3%
Lease of Means 2.4%
Interconnection 8.1%
Local Service 40.5%
Fixed-Mobile Calls 22.6%
Long Distance 14.7%
Public Telephony 3.7%

Local Services

Line installation revenue totaled R$8.6 million in 2Q02, resulting from a decrease in the number of installations billed in the quarter. During the 2Q02, 490 thousand lines were activated. When considering the installation revenue, the 135 thousand address changes and the 102 thousand alternative plans that waive the installation fee must be excluded. Therefore, **253 thousand installations generated revenue in the 2Q02, compared to 376 thousand in the 1Q02.**

Basic subscription revenue reached R$616.6 million in the quarter, compared to R$629.7 million in 1Q02. This variation is explained by the growth of 0.7% in the average lines in service (excluding the promotional plans which waive or discount the basic subscription) combined with a drop of 2.8% in the value of the basic subscription per average line in service.

Measured service revenue reached R$321.1 million in 2Q02, a growth of 6.3% compared to 1Q02, reflecting the increase of 8.6% on the billed local pulses.

Revenues from other local services were derived from address change - R$10.2 million, local collect calls - R$16.0 million and rural telephony - R$2.8 million, which grew in the 2Q02 7.8%, 12.1% and 2.9% respectively.

Public Telephony

Revenue from public telephony grew 12.0% in the quarter, totaling R$88.8 million. **This growth reflects an increase of 9.1% in credits sold during the quarter**, which reached 1,554 million.

DLD

The growth of 16.8% in revenue from DLD calls during the 2Q02 is explained by the growth of 16.8% in the long distance traffic. It is important to note that the readjustment in DLD tariffs, authorized by Anatel, became effective on June 28th and 29th of 2002 (depending on the branch); therefore, it did not impact the 2Q02 revenue.

Fixed-Mobile

Fixed-mobile revenues grew 11.3% in the 2Q02, totaling R$544.4 million. The growth is **a result of greater fixed-mobile traffic in the quarter (+6.2%) combined with the average readjustment of 9.9% in VC-1 tariff and of 8.8% in VC-2 and VC-3 tariffs**, which became effective on February 1st 2002.

Interconnection	**Interconnection revenue showed a growth of 4.9% in the quarter.** It is important to mention that the 2Q02 revenue includes R$5.5 million relative to the 1Q02 revenue. Excluding this effect, interconnection revenue dropped 1.0%, reflecting the increase of Brasil Telecom's market share in DLD.
Lease of Means	**Lease of means revenue reached R$57.1 million in 2Q02,** compared to R$72.2 million in the previous quarter, reflecting a drop of 7.7% in the number of leased circuits, combined with a drop of 14.3% in the average price per leased circuit.
Data Communication	**Data communications revenue reached R$117.2 million in the quarter, growing 13.4% in comparison to the 1Q02.** The improved performance in the quarter is a result of the growth of:

- **63.9% in the number of ADSL** in service, to 89.8 thousand;
- **58.0% in the number of *Dialnet* accesses** billed;
- **23.7% in the number of *Frame Relays*** in service;
- **2.4% in the number of SLDD lines** in service; and
- **24.9% in the number of IP accesses** commercialized;

Graph 7: Data Communication Revenues


140
120
100
80
60
40
20
-
5%
4%
3%
2%
1%
0%
3.9%
3.9%
3.5%
4.6%
4.9%
81.2
85.7
78.0
103.3
117.2
2T01
3T01
4T01
1T02
2T02
Data communication revenues
Participation of total gross revenues

Supplementary and Value-Added Services	**Revenue from supplementary and value-added services grew 26.1% in the 2Q02** to R$ 70.7 million, reflecting, mainly, the **growth of 47.1% in revenue from DDG 0800,** which reached R$33.1 million in the quarter.
	The **number of intelligent services activated,** which includes the Virtual Voice Mail, Follow-me, Call Waiting, Caller ID, among others, **reached 3.7 million in the end of the 2Q02,** stable in comparison to the end of march. Considering the number of lines in service in Brasil Telecom which have at least one intelligent service activated, the **penetration of this type of service was 26.3% in the end of June,** the same penetration registered in March.
NOR/Avg. LIS/month	**The net operating revenue/Avg. LIS/month reached R$65.1 in 2Q02, a growth of 4.3% in comparison to the 1Q02.**

Brasil Telecom

COSTS AND EXPENSES

As a percentage of net revenues, operating costs and expenses registered a drop of 14.3 p.p., when compared to the 2Q01, and of 3.7 p.p. when compared to the 1Q02.

The evolution of these costs is influenced by variables as scale (distribution of fixed costs over the plant) and dispersion of the market (distribution of the population in the geographic area in which the services are rendered).

Despite the external factors, Brasil Telecom has been strongly working on the variables it can influence.

At the end of June, Brasil Telecom implemented an internal campaign, in which the main objective is to incorporate a permanent attitude of cost reduction and waste elimination in the daily routine of each employee. **During 2Q02, it was observed a 14.3% drop in materials expenses (excluding materials accounted as costs of services), which reached R$1.2 million in the quarter.**

Additionally, Brasil Telecom renegotiated its external plant maintenance contracts and initiated the renegotiations with contractors and suppliers of the internal plant maintenance contracts and of the call centers.

Operating Costs and Expenses

Operating costs and expenses (including depreciation) totalled R$1,402 million in 2Q02, an increase of R$19 million compared to the previous quarter. **However, operating costs and expenses as a percentage of net revenues dropped to 80.7% in the quarter, compared to the 84.4% observed in 1Q02.**

Operating costs and expenses/Avg. LIS/month was R$52.5 in 2Q02, compared to the R$52.7 observed in the 1Q02.

Cash Cost

The cash cost (operating costs and expenses, excluding depreciation and amortization) reached R$911.2 million in the 2Q02, practically stable compared to the 1Q02.

The cash cost/Avg LIS/month was R$34.1 in the 2Q02, a drop compared to the R$34.3 observed in the 1Q02.

BrasilTelecom

Table 9: Consolidated Operating Costs and Expenses (R$ Million)

	2Q01	1Q02	2Q02	Var. Quarter	Var. 12 Months
NET REVENUES	**1,524.9**	**1,638.5**	**1,737.9**	**6.1%**	**14.0%**
Costs	*(1,022.3)*	*(1,048.0)*	*(1,109.7)*	*5.9%*	*8.5%*
Personnel	(48.1)	(41.7)	(45.5)	9.0%	-5.6%
Materials	(24.7)	(19.4)	(23.3)	20.3%	-5.4%
Subcontracted Services	(450.0)	(471.4)	(512.2)	8.7%	13.8%
Interconnection	(311.4)	(353.8)	(383.6)	8.4%	23.2%
Other	(138.6)	(117.6)	(128.6)	9.4%	-7.2%
Depreciation and Amortization	(451.0)	(465.4)	(471.5)	1.3%	4.6%
Other	(48.6)	(50.1)	(57.1)	14.0%	17.6%
GROSS PROFIT	**502.6**	**590.5**	**628.3**	**6.4%**	**25.0%**
Sales Expenses	*(104.6)*	*(115.7)*	*(118.7)*	*2.6%*	*13.5%*
Personnel	(36.2)	(24.4)	(27.5)	12.7%	-24.2%
Materials	(1.4)	(0.4)	(0.3)	-16.8%	-79.7%
Subcontracted Services	(65.0)	(87.9)	(85.7)	-2.5%	31.9%
Advertising and Marketing	(30.7)	(31.7)	(23.3)	-26.6%	-24.0%
Other	(34.3)	(56.1)	(62.4)	11.2%	82.0%
Depreciation and Amortization	(1.3)	(1.0)	(0.9)	-5.0%	-28.9%
Other	(0.7)	(2.2)	(4.3)	98.8%	541.8%
General and Administrative Expenses	*(100.5)*	*(118.5)*	*(107.9)*	*-9.0%*	*7.3%*
Personnel	(31.6)	(34.7)	(29.8)	-14.2%	-5.8%
Materials	(1.5)	(0.7)	(0.6)	-14.6%	-58.8%
Subcontracted Services	(61.9)	(75.8)	(73.0)	-3.7%	18.0%
Depreciation and Amortization	(3.1)	(3.5)	(3.6)	3.4%	14.2%
Other	(2.4)	(3.8)	(0.9)	-76.7%	-62.7%
Information Technology	*(47.6)*	*(44.7)*	*(48.5)*	*8.6%*	*1.9%*
Personnel	(7.8)	(5.2)	(5.7)	10.0%	-26.7%
Materials	(0.2)	(0.3)	(0.3)	3.0%	37.4%
Subcontracted Services	(24.8)	(11.9)	(11.0)	-7.0%	-55.5%
Depreciation and Amortization	(7.2)	(12.4)	(14.8)	19.3%	104.6%
Other	(7.6)	(14.9)	(16.7)	11.7%	120.8%
Provisions and Losses	*(124.6)*	*(83.3)*	*(74.8)*	*-10.2%*	*-40.0%*
Doubtful Accounts	(127.4)	(65.1)	(65.8)	1.0%	-48.3%
Contingencies	2.8	(18.1)	(8.9)	-50.8%	N/A
Lay-Offs	*(8.6)*	*-*	*(3.1)*	*N/A*	*-63.6%*
Other Operating Expenses/Revenues	*(41.0)*	*27.2*	*60.7*	*123.6%*	*N/A*
OPERATING PROFIT BEFORE FINANCIAL RESULTS	**75.6**	**255.5**	**336.0**	**31.5%**	**344.2%**
(+) Depreciation & Amortization	(462.6)	(482.2)	(490.8)	1.8%	6.1%
(=) EBITDA	**538.2**	**737.7**	**826.8**	**12.1%**	**53.6%**
EBITDA Margin	**35.3%**	**45.0%**	**47.6%**	**2.5 p.p.**	**12.3 p.p.**

	2Q01	1Q02	2Q02	Var. Quarter	Var. 12 Months
COSTS & OPERATING EXPENSES	**(986.7)**	**(900.8)**	**(911.2)**	**1.1%**	**-7.7%**
Personnel	(123.8)	(106.0)	(108.5)	2.3%	-12.4%
Materials	(27.8)	(20.8)	(24.5)	18.2%	-11.8%
Subcontracted Services	(259.6)	(261.3)	(275.0)	5.3%	6.0%
Interconnection	(311.4)	(353.8)	(383.6)	8.4%	23.2%
Advertising & Marketing	(30.7)	(31.7)	(23.3)	-26.6%	-24.0%
Provisions & Losses	(124.6)	(83.3)	(74.8)	-10.2%	-40.0%
Lay-offs	(8.6)	-	(3.1)	N/A	-63.6%
Other	(100.2)	(43.9)	(18.3)	-58.4%	-81.8%
EBITDA	**538.2**	**737.7**	**826.8**	**12.1%**	**53.6%**

Graph 8: Operating Costs and Expenses Breakdown (Excluding Depreciation)

1Q02
R$901 Million

2Q02
R$911 Million


Provisions
9.2%
Others
4.9%
Personnel
11.8%
Materials
2.3%
Advertising and
Marketing
3.5%
Subontracted
Services
29.0%
Interconnection
39.3%
Provisions & Losses
8.2%
Lay-Offs
0.3%
Other
2.0%
Personnel
11.9%
Materials
2.7%
Advertising &
Marketing
2.6%
Subcontracted
Services
30.2%
Interconnection
42.1%

Net reduction of 979 employees in the quarter

Brasil Telecom's payroll had a total of 6,122 employees in the end of June 2002, compared to 7,101 in the end of March. The net reduction of 979 employees is the result of 1,240 lay-offs and 261 admissions in the quarter.

Out of the total number of employees at the end of the 2Q02, 30% were in network operations, 28% in commercial activities, 22% in administrative functions, 8% in information technology, and 12% in expansion. In the 1Q02, the breakdown was of 35% in network operations, 24% in commercial activities, 20% in administrative functions, 7% in information technology, and 14% in expansion

Personnel

Personnel costs and expenses reached R$ 108.5 million in the 2Q02, 2.3% above the total registered for 1Q02. The increase is explained by the fact that in the costs for this quarter, approximately R$14.9 million are related to unemployment compensation, as a result of the reduction in the number of employees.

Excluding compensations from the total, personnel costs and expenses were of R$93.6 million, representing a reduction of 11.7% (R$12.4 million) in the 2Q02, compared to R$ 106 million in the 1Q02.

Productivity

Brasil Telecom reached a productivity ratio of 1,460 LIS/employee in the 2Q02, **representing an increase of 17.1% over that presented in the 1Q02**. This improved performance is a reflex of the net reduction of 979 employees in the quarter, together with a growth of 1.0% of the network in service.

Graph 9: LIS/Employee


12,000
10,000
8,000
6,000
4,000
2,000
1,400
1,200
1,000
800
600
400
200
10,440
8,211
787
9,451
8,368
885
7,877
8,638
1,097
7,101
8,855
1,247
6,122
8,940
1,460
2Q01
3Q01
4Q01
1Q02
2Q02
Employees
Lines in Service
LIS/Employee

Materials

Material costs and expenses reached R$24.5 million in the 2Q02, representing an increase of 18.2% over the costs and expenses in the 1Q02, which is explained, basically, by higher costs with material for public telephone cards.

Subcontracted Services

Subcontracted services costs and expenses, excluding interconnection and advertising & marketing, **reached R$275.0 million in the 2Q02,** representing an increase of 5.3% compared to the 1Q02. **However, as a percentage of net revenues, subcontracted services costs and expenses dropped to 15.8%, compared to the 15.9% observed in the 1Q02.** When compared to the 2Q01, this percentage dropped by 1.2 p.p.

Contracts Renegotiations

Continuing its cost reduction program, Brasil Telecom renegotiated the external plant maintenance contracts with suppliers and contractors.

The new contracts, valid as of August 1st, present a 15% reduction in comparison to the old ones. **This represents a monthly cost reduction of approximately R$3.0 million, resulting from the drop of 9.5% in maintenance cost per individual access and 24% per public telephone.**

Interconnection

Interconnection costs totaled R$383.6 million in the 2Q02, an increase of 8.4% compared to the costs registered in the previous quarter. **Of the total costs with interconnection, R$360.6 million refer to fixed-mobile interconnection costs (R$329.5 million in the 1Q02)** and R$23.0 million to fixed-fixed interconnection (R$24.3 million in the 1Q02).

The increase of 9.4% in the fixed-mobile interconnection costs is explained by the following factors:

- *Growth of 6.2% in fixed-mobile traffic in the 2Q02, and*

BrasilTelecom

- Readjustment of 10.1%, on April 1st, of the TU-M practiced by Tele Centro Oeste Celular.

Losses with Accounts Receivable/Gross Operating Revenue drops to 2.7%

The losses with accounts receivable reached R$65.8 million in the 2Q02, stable when compared to those registered in the 1Q02 (R$65.1 million). This stability may be credited to several actions implemented by Brasil Telecom, of which we note:

- Average of 47 thousand tele-notices/day throughout the 2Q02;
- At the end of June, 60 thousand pre-paid phones had been sold to customers that have credit problems. Such phones are available only in idle switches and are not object of marketing campaigns;
- Complete training of the entire staff involved with tele-collection; and
- Campaigns with the goal of encouraging the payment of overdue bills.

The actions implemented, in conjunction with the growing revenue in the period, **led to a reduction in the Losses with Accounts Receivable/Gross Operating Revenue to 2.7% in the 2Q02, compared to 2.9% in the 1Q02.**

Graph 10: Losses With Accounts Receivables (R$ Million)


140
120
100
80
60
40
20
0
7%
6%
5%
4%
3%
2%
1%
0%
6,1%
59,3
68,1
3,2%
7,0
62,8
2,9%
13,9
50,3
2,9%
5,5
59,6
2,7%
3,8
62,0
2Q01
3Q01
4Q01
1Q02
2Q02
Effective Losses
Varation in Provision for Doubtful Accounts
Bad Debt/Gross Revenues

Effective Losses

The effective losses totaled R$62.0 million in the 2Q02, compared to R$59.6 million in the 1Q02 (+4.0%). Therefore, the losses represented 2.6% of gross revenue in the 2Q02.

Deducting the provision for doubtful accounts of R$152.9 million, Brasil Telecom's net account receivable totaled R$1,385.4 million at the end of June 2002.

BrasilTelecom

Table 10: Gross Accounts Receivable

	Jun/01	Sep/01	Dec/01	Mar/02	Jun/02
Total (R$ Million)	**1,221.7**	**1,308.4**	**1,374.5**	**1,478.2**	**1,538.3**
Due	61.9%	58.0%	56.5%	56.3%	57.7%
Overdue (up to 30 days)	17.0%	20.3%	20.9%	18.3%	18.1%
Overdue (between 31-60 days)	7.0%	6.8%	7.8%	9.1%	7.3%
Overdue (between 61-90 days)	3.8%	4.6%	4.7%	4.7%	4.4%
Overdue (over 90 days)	10.3%	10.2%	10.0%	11.6%	12.5%

Lay-off Expenses

Lay-off expenses reached R$3.1 million in the 2Q02.

Other Operating Costs and Expenses/Revenues

Other operating costs and expenses/revenues totaled R$18.3 million in the 2Q02, **a drop of 58.4% compared to 1T02**.

In the 2Q02, **Brasil Telecom had R$60.7 million of other operating revenues,** mainly composed of:

- **Expense recovery in the amount of R$ 17.4 million, relative to *Fundação Sistel de Seguridade Social* (Sistel Pension Fund)**, resulting from a recovery of a part of the expenses related to the defined contribution retirement plan, derived from the amnesty of the legal increment due to the adhesion to *Regime Especial de Tributação (RET) - Medida Provisória nº 2,222/01*. This revenue corresponds to exceeding resources from the defined contribution retirement plan, managed by Sistel;
- **Revenues from billing and collections** which totaled R$4.0 million in the period, 41.1% over the 1Q02;
- **Revenues from advertisement in telephone directory**, totaling R$1.6 million.

BrasilTelecom

EBITDA

Table 11: EBITDA Margin – Gains and Losses (R$ Millions and %)

	1Q02	Vertical	2Q02	Vertical	Impact on EBITDA
NET REVENUES	1,638.5	100.0%	1,737.9	100.0%	
Costs	***(582.6)***	***-35.6%***	***(638.2)***	***-36.7%***	**-1.2 p.p.**
Personnel	(41.7)	-2.5%	(45.5)	-2.6%	-0.1 p.p.
Materials	(19.4)	-1.2%	(23.3)	-1.3%	-0.2 p.p.
Subcontracted Services	(471.4)	-28.8%	(512.2)	-29.5%	-0.7 p.p.
Interconnection	(353.8)	-21.6%	(383.6)	-22.1%	-0.5 p.p.
Other	(117.6)	-7.2%	(128.6)	-7.4%	-0.2 p.p.
Other	(50.1)	-3.1%	(57.1)	-3.3%	-0.2 p.p.
Sales Expenses	***(114.7)***	***-7.0%***	***(117.8)***	***-6.8%***	**0.2 p.p.**
Personnel	(24.4)	-1.5%	(27.5)	-1.6%	-0.1 p.p.
Materials	(0.4)	0.0%	(0.3)	0.0%	0.0 p.p.
Subcontracted Services	(87.9)	-5.4%	(85.7)	-4.9%	0.4 p.p.
Advertising and Marketing	(31.7)	-1.9%	(23.3)	-1.3%	0.6 p.p.
Other	(56.1)	-3.4%	(62.4)	-3.6%	-0.2 p.p.
Other	(2.2)	-0.1%	(4.3)	-0.2%	-0.1 p.p.
General and Administrative Expenses	***(115.0)***	***-7.0%***	***(104.3)***	***-6.0%***	**1.0 p.p.**
Personnel	(34.7)	-2.1%	(29.8)	-1.7%	0.4 p.p.
Materials	(0.7)	0.0%	(0.6)	0.0%	0.0 p.p.
Subcontracted Services	(75.8)	-4.6%	(73.0)	-4.2%	0.4 p.p.
Other	(3.8)	-0.2%	(0.9)	-0.1%	0.2 p.p.
Information Technology	***(32.3)***	***-2.0%***	***(33.8)***	***-1.9%***	**0.0 p.p.**
Personnel	(5.2)	-0.3%	(5.7)	-0.3%	0.0 p.p.
Materials	(0.3)	0.0%	(0.3)	0.0%	0.0 p.p.
Subcontracted Services	(11.9)	-0.7%	(11.0)	-0.6%	0.1 p.p.
Other	(14.9)	-0.9%	(16.7)	-1.0%	0.0 p.p.
Provisions and Losses	***(83.3)***	***-5.1%***	***(74.8)***	***-4.3%***	**0.8 p.p.**
Doubtful Accounts	(65.1)	-4.0%	(65.8)	-3.8%	0.2 p.p.
Contingencies	(18.1)	-1.1%	(8.9)	-0.5%	0.6 p.p.
Lay-Offs	-	***0.0%***	***(3.1)***	***-0.2%***	**-0.2 p.p.**
Other Operating Expenses/Revenues	***27.2***	***1.7%***	***60.7***	***3.5%***	**1.8 p.p.**
EBITDA	737.7	45.0%	826.8	47.6%	**2.5 p.p.**

	1Q02	Vertical	2Q02	Vertical	Impact on EBITDA
Operating Costs/Expenses[1]	(900.8)	-55.0%	(911.2)	-52.4%	2.5 p.p.
Personnel	(106.0)	-6.5%	(108.5)	-6.2%	0.2 p.p.
Materials	(20.8)	-1.3%	(24.5)	-1.4%	-0.1 p.p.
Subcontracted Services	(261.3)	-15.9%	(275.0)	-15.8%	0.1 p.p.
Interconnection	(353.8)	-21.6%	(383.6)	-22.1%	-0.5 p.p.
Advertising and Marketing	(31.7)	-1.9%	(23.3)	-1.3%	0.6 p.p.
Doubtful Accounts	(65.1)	-4.0%	(65.8)	-3.8%	0.2 p.p.
Other + Lay-Offs	(62.0)	-3.8%	(30.3)	-1.7%	2.0 p.p.
EBITDA	737.7	45.0%	826.8	47.6%	**2.5 p.p.**

[1] Excluding depreciation and amortization.

EBITDA totaled R$827 million in the 2Q02

Brasil Telecom's EBITDA reached R$826,8 million in the 2Q02, surpassing in R$89.1 million that obtained in the 1Q02, representing a growth of 12.1%.

EBITDA Margin

In the 2Q02, EBITDA margin reached 47.6%, an increase of 2.5 p.p. compared to the previous quarter.

In the 1H02, EBITDA margin reached 46.3%, an increase of 6.9 p.p. compared to 1H01.

BrasilTelecom

Adjusted EBITDA Margin

Adjusting EBITDA by: (i) provisions for contingencies of R$8.9 million, (ii) lay-off expenses of R$14.9 million, (iii) Sistel expenses recovery of R$17.4 million and (iv) lay-off expenses of R$3.1 million, **EBITDA totaled R$863.3 million, 10.6% higher than the one registered in the 1Q02**. Calculating the EBITDA margin by using the adjusted EBITDA, **adjusted EBITDA margin reached 48.1% in the 2Q02**.

EBITDA/Avg. LIS/month

In the 2Q02, EBITDA/Avg. LIS/month reached R$31, or 10.1% above the R$28.1 million registered in the 1Q02.

FINANCIAL RESULT

Table 12: Consolidated Financial Result

R$ million	1Q02	2Q02	Δ
Financial Revenue	**26.2**	**59.7**	**128.1%**
Local Currency	23.7	36.1	52.3%
Foreign Currency	2.5	23.6	848.3%
Financial Expense	**(231.9)**	**(258.3)**	**11.4%**
Local Currency	(139.7)	(150.2)	7.5%
Foreign Currency	(12.1)	(68.1)	463.2%
Interest on Shareholders' Equity	(80.1)	(40.0)	-50.0%
Financial Result	**(205.7)**	**(198.6)**	**-3.5%**

Financial Revenue

In the 2Q02, the financial revenue in local currency grew 52.3%, reaching R$36.1 million. This growth is due to higher interests from a larger average cash position.

In the 2Q02, the financial revenue in foreign currency was R$23.6 million, reflecting the maturing of swap contracts during the quarter.

Financial Expenses

In the 2Q02, **the financial expenses in foreign currency** reached R$68.1 million. The greater expense in the quarter reflects the foreign exchange variation due to a larger average exchange rate during the period.

Interest on Shareholders' Equity

The Interest on Shareholders' Equity of R$40.0 million in the 2Q02, accounted for as financial expense, refers to the credit relative to the year of 2002, approved in the Brasil Telecom S.A. Board of Director's Meeting, which took place on March 27, 2002. The R$80.1 million credited in the 1Q02 were also relative to the year of 2002 and approved in the same meeting.

OTHER ITEMS

Amortization of Reconstituted Goodwill

In the 2Q02, Brasil Telecom amortized R$31.0 million in reconstituted goodwill from the CRT acquisition (which has no impact on cash flow), accounted for as non-operating expenses.

BrasilTelecom

BALANCE SHEET

Table 13: Consolidated Balance Sheet (R$ Million)

	Jun/02	Mar/02
CURRENT ASSETS	**2,448.1**	**2,079.5**
Cash and Equivalents	524.5	204.1
Accounts Receivables (Net)	1,385.4	1,329.1
Recoverable Taxes	326.4	333.9
Ohter Recoverable Amounts	166.9	148.8
Iventory	4.1	4.9
Other	40.7	58.7
LONG TERM ASSETS	**1,035.9**	**1,028.0**
Loans and Financing	5.4	5.2
Deferred and Recoverable Taxes	646.4	654.1
Other	384.0	368.8
PERMANENT ASSETS	**10,750.8**	**10,897.0**
Investment (Net)	79.3	77.8
Property, Plant and Equipment (Net)	10,132.9	10,268.6
Property, Plant and Equipment (Gross)	23,334.5	23,064.8
Accumulated Depreciation	(13,201.6)	(12,796.1)
Deffered Assets (Net)	538.6	550.6
TOTAL ASSETS	**14,234.7**	**14,004.5**
CURRENT LIABILITIES	**2,310.8**	**2,638.8**
Loans and Financing	579.4	563.4
Suppliers	913.7	1,111.6
Taxes and Contributions	314.6	309.9
Dividends Payable	185.0	297.8
Provisions	96.7	101.8
Salaries and Benefits	65.3	91.6
Consignment for Third Parties	80.8	80.9
Other	75.2	81.9
LONG TERM LIABILITIES	**5,006.2**	**4,498.8**
Loans and Financing	3,878.6	3,413.3
Provisions	783.7	776.3
Other	343.8	309.1
DEFERRED INCOME	**10.1**	**10.5**
SHAREHOLDERS´ EQUITY & FUND FOR CAPITALIZATION	**6,907.7**	**6,856.5**
Capital Stock	3,335.8	3,335.8
Capital Reserves	1,607.8	1,607.7
Profit Reserves	251.2	251.2
Retained Earnings	1,758.3	1,711.4
Treasury Shares	(54.0)	(57.8)
Funds for Capitalization	8.7	8.2
TOTAL LIABILITIES	**14,234.7**	**14,004.5**

BrasilTelecom

INDEBTEDNESS

Table 14: Indebtedness (R$ Thousand)

	Currency	Cost	Maturity	% Total	Balance Jun/02
Short Term				**13.0%**	**579,446**
Private Debenture (BTP)	R$	CDI	jul/2006		93,937
Inter Company	US$	1.75% p.a.	jul/2014		9,065
BNDES	R$	TJLP + 3.85% p.a.	dec/2007		308,467
BNDES	R$	TJLP + 3.85% p.a.	oct/2007		77,262
BNDES	R$	3.85%p.a. + 8.96% p.a.	nov/2007		13,571
BRDE	R$	IGP-M+12.0% p.a.	sep/2006		4,958
Public Debenture	R$	109% CDI	May/2004		14,529
Financial Institutions I	US$	15.50% p.a.	jun/2002-jun/2003		28,774
Financial Institutions II	US$	Lib6 + 4.0% p.a.	jun/2002-mar/2006		13,133
Financial Institutions III	US$	Lib6 + 2.4% p.a.	dec/2005		10,260
Financial Institutions IV	US$	Lib6 + 0.5% p.a.	jul/2008-jul/2010		11,935
Suppliers	R$	Lib6 + 11.0% p.a.	nov/2002		474
Suppliers I	US$	Lib3 + 2.95% p.a.	jun/2007		432
Suppliers II	US$	10.25% p.a.	sep/2002		1,687
Suppliers III	US$	1.75% p.a.	feb/2014		228
Suppliers IV	R$	19,56% p.a.	Oct/2002		2,550
Suppliers V	R$	12,68% p.a.	Jul/2002		3,943
Hedge Adjustmest					(15,758)
Long Term				**87.0%**	**3,878,629**
Private Debenture (BTP)	R$	CDI	jul/2006		1,300,000
Inter Company	US$	1.75% p.a.	jul/2014		91,806
BNDES	R$	TJLP + 3.85% p.a.	dec/2007		1,456,388
BNDES	R$	TJLP + 3.85% p.a.	oct/2007		313,176
BNDES	R$	3.85%p.a. + 8.96% p.a.	nov/2007		56,258
BRDE and Others	R$	IGP-M+12.0% p.a.	sep/2006		18,335
Public Debenture	R$	109% CDI	May/2004		500,000
Financial Institutions I	US$	15.50% p.a.	jun/2002-jun/2003		-
Financial Institutions II	US$	Lib6 + 4.0% p.a.	jun/2002-mar/2006		36,570
Financial Institutions III	US$	Lib6 + 2.4% p.a.	dec/2005		25,614
Financial Institutions IV	US$	Lib6 + 0.5% p.a.	jul/2008-jul/2010		75,846
Suppliers I	US$	Lib3 + 2.95% p.a.	jun/2007		2,332
Suppliers IV	US$	1.75% p.a.	feb/2014		2,304
Total Debt				**100.0%**	**4,458,075**

Debentures Issuance

On May 1, 2002, Brasil Telecom S.A. issued R$500 million non-convertible debentures to finance its investment program. The cost of this debt is equivalent to 109% of the CDI (inter-bank rate) and its maturity will be on May 1, 2004.

Average cost of the debt

At the end of June, Brasil Telecom S.A.'s consolidated debt had an **average cost of 15.82% p.a. and an average term of 58 approximately months.**

Net Debt

Brasil Telecom ended June 2002 with a net debt of R$3,933.6 million, compared to R$3.772,6 million at the end of March. Excluding the inter-company loan and the private debenture with Brasil Telecom Participações S.A., **the net debt at the end of June was of R$2,438.8 million.**

Long term Debt profile

At the end of the second quarter of 2002, 87% of the total debt was allocated in the long term, presenting the following amortization schedule:

BrasilTelecom

Table 15: Amortization Schedule for Long Term Debt

Maturity	% Long Term Debt
2003	8.3
2004	34.6
2005	21.6
2006	24.6
2007 and after	10.9

Debt in Dollar

At the end of June, the dollar denominated debt totaled R$294.2 million, a drop of 11.8% compared to March. As a percentage of total debt, dollar denominated debt represented 6.6% in June, compared to 8.4% at the end of March. Brasil Telecom S.A. had hedged 38.3% of that total debt, being all debts with due term until December 2003 hedged.

Financial Leverage

On June 30, 2002, Brasil Telecom's financial leverage, represented by the net debt (excluding debt with the controlling company)/Equity ratio **was equivalent to 35.4%.**

INVESTMENTS

Table 16: Investment Breakdown (R$ Million)

	2Q01	1Q02	2Q02	Var. Quarter	Var. 12 Months
Network	**910.5**	**268.5**	**224.9**	-16.2%	-75.3%
Access Network	327.7	85.4	10.6	-87.5%	-96.8%
Switching	225.4	60.9	66.0	8.5%	-70.7%
Transmission	160.7	51.2	25.2	-50.8%	-84.3%
Data and Intelligent Network	31.1	40.5	56.4	39.5%	81.5%
Infra-Structure	165.5	30.6	66.6	117.9%	-59.7%
Public Telephony	**37.4**	**7.4**	**2.0**	-73.0%	-94.6%
Expansion Personnel	**29.5**	**27.3**	**25.7**	-5.7%	-12.7%
Information Technology	**11.6**	**64.7**	**88.9**	37.4%	667.3%
Other	**131.6**	**47.3**	**13.7**	-71.1%	-89.6%
Sub-Total With Cash Effects	**1,120.5**	**415.2**	**355.1**	**-14.5%**	**-68.3%**
Expansion Financial Expenses	**42.6**	**21.0**	**33.4**	59.2%	-21.5%
Other Investments with no Cash Effect	-	-	**8.2**	N/A	N/A
Total	**1,163.1**	**436.2**	**396.7**	**-9.0%**	**-65.9%**

Investments

The reduction of 65.9% in investments in the 2Q02, compared to the 2Q01, is in line with the achievement of the obligations established in the concession contracts and with the Company's expansion in data communication. **Brasil Telecom invested R$224.9 million in the 2Q02 in the expansion and modernization of the network,** representing 56.7% of the total investment in the quarter.

Investments in Information Technology

The increase of 179% in IT investments during the first six months of 2002, compared to the same period in the previous year, evidences the new approach in IT adopted by Brasil Telecom. **While in the first semester of 2001, the IT investments represented 2.9% of the total investment, for the same period in 2002 the investments in IT represented 18.4% of the total investment.**

BrasilTelecom

CASH FLOW

Table 17: Consolidated Cash Flow (R$ Thousand)

	1Q02	2Q02
OPERATING ACTIVITIES		
(+) **Net Income of the Period**	**64,070**	**90,622**
(+) **Items with no Cash Effects**	**827,830**	**734,358**
Depreciation and Amortization	482,192	490,790
Losses with Accounts Receivable from Services	59,603	58,547
Provision for Doubtful Credits	5,540	3,836
Result from the Write-off of Permanent Assets	13,075	3,512
Other Expenses/Revenues with no Cash Effects	267,420	177,673
(-) **Equity Changes**	**334,533**	**67,980**
(=) **Cash Flow from Operating Activities**	**557,367**	**757,000**
INVESTMENT ACTIVITIES		
Advances to Investment Suppliers	(70,998)	7,268
Financial Investments	718	2,027
Investment Suppliers	153,414	204,341
Funds from Sales of Permanent Assets	(3,717)	(4,868)
Investments in Permanent Assets	415,033	355,147
Other Investment Flows	(10,000)	(10,000)
(=) **Cash Flow from Investment Activities**	**484,449**	**553,914**
FINANCING ACTIVITIES		
Dividens/Interests on Shareholders' Equity paid in the Period	(764)	(161,327)
Loans and Financing	(199,342)	278,004
Loans Obtained	3,733	522,015
Loans Paid	(32,307)	(168,007)
Interest Paid	(170,769)	(76,004)
Increases in Shareholders' Equity	(27)	118
Other Financing Flows	-	518
(=) **Cash Flow from Financing Activities**	**(200,134)**	**117,313**
CASH FLOW OF THE PERIOD	**(127,216)**	**320,400**

Cash Flow in the 2Q02 reached R$320.4 million

In the 2Q02, **our operations generated R$757.0 million**, while the **investment activities expended R$553.9 million**, with R$355.1 million being in Permanent Assets. With the issuance of R$500 million in non-convertible debentures, which took place on May 1, 2002, and the R$161.3 million in dividends and interest on shareholders' equity paid during the quarter, the **cash flow from the financing activities was of R$117.3 million**, resulting in a **cash flow of R$320.4 million in the 2Q02**. The cash position in the end of June was of R$524.5 million.

BrasilTelecom

CORPORATE GOVERNANCE

Joining Level 1 of Corporate Governance

On May 9, 2002, Brasil Telecom S.A. joined the Level 1 of Corporate Governance of the São Paulo Stock Exchange (Bovespa), becoming part of the group of publicly traded companies which adopt policies valuing the quality and precision of information to the market.

Brasil Telecom S.A. and its controlling company, Brasil Telecom Participações S.A., were the first companies in the telecommunications sector to join the Corporate Governance practices established by Bovespa.

Manual for the Disclosure and Use of Information and the Trading of Securities

On July 23, 2002, Brasil Telecom S.A. released its *Manual for the Disclosure and Use of Information and for the Trading of Securities.* The Manual broadens the investor relations' policy that the Company already had, and meets the standards set by the CVM (Brazilian SEC) in the Instruction 358. Controlling Shareholders, Directors, Officers and other employees with access to relevant information must sign a term of acceptance of the Manual, whose objective is to guarantee higher standards of conduct and transparency.

The Manual can be divided into two parts. The first, mandatory according to the CVM Instruction 358, defines the policy for disclosing information to the public, and contains the rules for disclosing material facts to the market. The second, optional according to the same Instruction, defines the standards that regulate the trading of shares (or any other security) issued by the Company, by Brasil Telecom's Controlling Shareholders, Directors and Officers.

STOCK MARKET

Change of the ticker symbol in Bovespa

As of June 3, 2002, the Brasil Telecom S.A. shares started to be negotiated in Bovespa under new ticker symbols: "BRT03" for common shares and "BRT04" for preferred shares. The objective of this change is to simplify the identification of the Company's shares in Brazil.

Table 18: Stock Performance

	Closing Price as of Jun/28/02	Performance			
		In 2Q02	In 2002	12 months (1)	Since Privatization (2)
Common Shares (BRTO3) (in R$/1,000 shares)	9.40	-6.0%	-10.5%	-16.8%	46.6%
Preferred Shares (BRTO4) (in R$/1,000 shares)	11.30	-14.4%	-14.4%	-16.7%	13.2%
ADR (BTM) (in US$/ADR)	11.75	-32.3%	-33.8%	-30.8%	-
Ibovespa (points)	11,139	-16.0%	-18.0%	-23.5%	5.7%
Itel (points) (3)	516	-13.4%	-22.7%	-34.1%	-
IGC (points) (4)	984	-10.3%	-2.6%	-3.3%	-
Dow Jones (points)	9,243	-11.2%	-8.8%	-12.0%	3.7%

(1) Performance of the ADR since the listing in the NYSE, on November 16, 2001.
(2) Since the Telebrás System Privatization Auction on July 29, 1998.
(3) Telecommunications Index, created on January of 2002 with a base of 1,000 points for December 30, 1999.
(4) Special Corporate Governance Stock Index.

Graph 11: Stock Performance in the 2Q02 – Bovespa and NYSE
(Base 100 = Mar/28/2002)



115
110
105
100
95
90
85
80
75
70
65
60
55
28/3
4/4
11/4
18/4
25/4
2/5
9/5
16/5
23/5
30/5
6/6
13/6
20/6
27/6
94
86
84
68
BRTO3 (Bovespa)
BRTO4 (Bovespa)
BTM (NYSE)
Bovespa

Inclusion in the IGC

With the adherence of Brasil Telecom S.A. to Bovespa's Level 1 of Corporate Governance, **as of May 9, 2002 the Company's shares were included in the Special Corporate Governance Stock Index – IGC.** In the period from May 9th to June 28th, the IGC dropped 6.0% against a drop of 8.0% of the Ibovespa in the same period.

Table 19: Participation in Indexes

	Ibovespa		Itel		IGC	
	jan/apr	may/aug	jan/apr	may/aug	jan/apr	may/aug
Common Shares (BRTO3)	-	-	-	-	-	0.2292%
Preferred Shares (BRTO4)	2.8300%	2.7670%	8.0510%	8.9470%	-	5.1576%

Ibovespa Preview

On August 1, 2002, Bovespa announced the **1st Ibovespa Preview for the period from September to December 2002,** in which **the Brasil Telecom S.A. preferred shares have a participation of 2.633%.**

SHAREHOLDERS STRUCTURE

Table 20: Shareholders Structure

Jun 2002	Common Shares	%	Preferred Shares	%	Total	%
Brasil Telecom Participações	237,982,221,101	97.71%	114,787,167,580	38.84%	352,769,388,681	65.43%
ADR	-	-	12,879,435,000	4.36%	12,879,435,000	2.39%
Treasury	-	-	2,124,861,494	0.72%	2,124,861,494	0.39%
Other	5,581,908,967	2.29%	165,777,626,324	56.09%	171,359,535,291	31.78%
Total	**243,564,130,068**	**100.0%**	**295,569,090,398**	100.00%	**539,133,220,466**	100.00%

Jun 2002	Common Shares	%	Preferred Shares	%	Total	%
Brasil Telecom Participações	233,990,087,068	98.66%	114,787,167,580	38.84%	348,777,254,648	65.47%
ADR	-	-	4,871,571,000	1.65%	4,871,571,000	0.91%
Treasury	-	-	2,264,556,904	0.77%	2,264,556,904	0.43%
Other	3,175,310,385	1.34%	173,645,794,914	58.75%	176,821,105,299	33.19%
Total	**237,165,397,453**	**100.0%**	**295,569,090,398**	**100.0%**	**532,734,487,851**	**100.0%**

Capital Increase

The amortization of goodwill, which resulted from the acquisition/incorporation of CRT in fiscal year 2001, generated a fiscal benefit of R$64.4 million. Pursuant to article 171 of Law 6,404/76, was assured the right to participate in the related capital increase, by the issuance of **6,398,732,615 common shares, resulting in a dilution of 1.20% over the total number of shares at the end of 4Q01.** The subscription price was of R$10.06 per 1,000 common shares and the subscription period lasted from March 28, 2002 until April 26, 2002.

BrasilTelecom

RECENT DEVELOPMENTS

Change in Independent Auditor

On July 18, 2002, Brasil Telecom S.A. informed the Brazilian Securities Exchange Commission - CVM that, due to the fact Arthur Andersen S/C had ended its activities in Brazil, and as approved by the Board of Directors on June 13, 2002, **as of July 8, 2002, the independent auditor for Brasil Telecom S.A. became KPMG Auditores Independentes.**

Awards

Brasil Telecom was chosen **by the WorldTELECOM magazine as the outstanding company in the sector of Operators and the best company in the Local Domestic Telecommunications segment for the year of 2001.**

The company was the **winner of the Modern Consumer Award for Excellence in Customer Services**, in the category of 0800 service provider.

Brasil Telecom won **the Quality of Phone Services Award by Anuário Telecom 2002**, chosen as best local operator.

Furthermore, Brasil Telecom S.A. and Brasil Telecom Participações S.A. received the **2002 Mid-West/East Award from the ABERJE –** Brazilian Association for Company Communication, **in the category Management Report, with the 2001 Annual Reports.**

In the year of 2002 Brasil Telecom's Communication has been recognized seven times as one of the best in the country in advertising. Six advertising campaigns won the **Columnist Award** in Brasília and in Rio de Janeiro, and one was awarded in the **Creation Yearbook of São Paulo.**

Brasil Telecom received **the Citizenship Award by Anuário Telecom 2002**, in the category Art and Culture, for the projects: "Siminina", "Nessa Rua Tem Talento" e "Cor das Ruas".

The Company received the **Title of Outstanding Company in 2001** from the Federation of Associations of Commerce and Industries of the Federal District.

UPCOMING EVENTS

Conference Call: 2Q02 Results
Tel: (1 719) 457-2653
August 12th (Monday) 11:00 am Brasilia Time

2Q02 Results Presentation at Brazilian Analysts Association (RJ)
ABAMEC-RJ Headquarters, at Avenida Rio Branco 103/21º floor
August 19th (Monday) 8:30 am Brasilia Time

BrasilTelecom

INVESTOR RELATIONS CONTACTS

Eliana Rodrigues (Manager)...	Tel: (55 61) 415-1122..........	eliana@brasiltelecom.com.br
Renata Fontes......................	Tel: (55 61) 415-1256..........	renatafontes@brasiltelecom.com.br
Shay Chor...........................	Tel: (55 61) 415-1291..........	shay@brasiltelecom.com.br
Flávia de Oliveira.................	Tel: (55 61) 415-1411..........	flaviam@brasiltelecom.com.br

MEDIA RELATIONS CONTACTS

Ivette Almeida.....................	Tel: (1 212) 983-1702..........	ivette.almeida@annemcbride.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 22, 2002

BRASIL TELECOM S.A.

By: [signature]
Name: Carla Cico
Title: President and Chief Executive Officer

BRASIL TELECOM S.A.
Rodrigo Panico
Advogado
DEPT.° JURIDICO